Exhibit 107

Calculation of Filing Fee Table

SC TO-I

(Form Type)

OPAL FUELS INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee(2)
Fees to be paid	$19,540,588	$0.00011020	$2,154
Fees previously paid	—		—
Total Transaction Valuation	$19,540,588
Total Fees Due for Filing			$2,154
Total Fee Offsets			—
Net Fee Due			$2,154

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. OPAL Fuels Inc. (the “Registrant”) is offering holders of a total of 15,446,494 public and private placement warrants to purchase shares of the Registrant’s Class A common stock, par value $0.0001 per share (“Class A common stock”), outstanding as of November 18, 2022 the opportunity to exchange such warrants for 0.25 shares of Class A common stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the public warrants as reported on The Nasdaq Capital Market on November 16, 2022, which was $1.26505 per warrant.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Registrant will be exchanged.